SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Axion International Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

05462D 10 1

(CUSIP Number)

Allen Kronstadt

11820 Parklawn Drive, Suite 404

Rockville, MD 20852

Telephone: (301) 230-0174

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 11, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 05462D 10 1	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Allen Kronstadt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	9,669,086 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	9,669,086 (1)
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,444,283 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 896,133 shares of common stock held in the name of the Reporting Person, 7,300 shares of common stock held by the Danielle Nicole Kronstadt Irrevocable Trust u/t/a dated February 26, 2001, 22,885 shares of common stock held by the Michael Benjamin Kronstadt Irrevocable Trust u/t/a dated February 26, 2001, 13,000 shares of common stock held by the Jamie Fay Kronstadt Irrevocable Trust u/t/a dated February 26, 2001, 181,618 shares of common stock held by the Bethesda Foundation, Inc., 4,274,075 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory note held by the Reporting Person, and 4,274,075 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrant to purchase common stock held by the Reporting Person.

CUSIP No. 05462D 10 1	13D	Page 3 of 5 Pages

(2)	Includes 896,133 shares of common stock held in the name of the Reporting Person, 4,274,075 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory note held by the Reporting Person, and 4,274,075 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrant to purchase common stock held by the Reporting Person.

(3)	Based on 26,188,550 shares of common stock outstanding as of August 27, 2012, plus (i) 4,274,075 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory note held by the Reporting Person, and (ii) 4,274,075 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrant to purchase common stock held by the Reporting Person.

Allen Kronstadt (the “Reporting Person”) is filing this Amendment No. 1 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on September 4, 2012 (the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

Pursuant to the terms of the Note Purchase Agreement, on September 11, 2012, the Reporting Person and Tom Bowersox were appointed to the Issuer’s board of directors, as reported by the Issuer on the Current Report on Form 8-K, filed with the Commission on September 12, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

As stated in Item 4 of this Schedule 13D, the Reporting Person and Tom Bowersox were appointed to the Issuer’s board of directors on September 11, 2012.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2012

By:	/s/ Allen Kronstadt
Name:	Allen Kronstadt

Page 5 of 5 Pages